SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 26, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen AMT-Free Quality Municipal Income Fund
(File Nos. 333-226125; 811-21213)
Nuveen AMT-Free Municipal Credit Income Fund
(File Nos. 333-226136; 811-09475)

Dear Ms. Bentzinger:

This letter responds to comments you provided via telephone in our initial conversation on October 16, 2018 and in subsequent telephone conversations with my colleague, Jonathan Miller, on October 18, 2018, October 22, 2018 and October 25, 2018 regarding the captioned registration statements (the “Registration Statements”) of Nuveen AMT-Free Quality Municipal Income Fund (“NEA”) and Nuveen AMT-Free Municipal Credit Income Fund (“NVG” and together with NEA, the “Funds”). The Funds also herewith transmit for filing, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendments No. 2 to the Registration Statements.

A summary of each of your comments is set forth below in italics, with our responses immediately following. Consistent with the Funds’ prior response letter dated, September 28, 2018, unless otherwise noted, the responses apply to both Registration Statements. Unless otherwise indicated, capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statements.

1.

Comment: We refer you to comment 6 of our letter dated August 10, 2018 and reissue our comment with respect to NVG: when discussing the Fund’s investment objectives and policies on the cover page, please include the policy of investing at least 80% of Assets in municipal securities and other related investments, the income from which is exempt from the federal alternative minimum tax applicable to individuals at the time of purchase. Please also make a corresponding change to the

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Elisabeth Bentzinger

Securities and Exchange Commission

cover page of each prospectus supplement and the “Investment Objectives and Policies” section in the SAI.

Response: The cover page of the prospectus, the cover page of each prospectus supplement and the “Investment Objectives and Policies” section in the SAI have been revised to include NVG’s non-fundamental investment policy of investing at least 80% of Assets in municipal securities and other related investments, the income from which is exempt from the federal alternative minimum tax applicable to individuals at the time of purchase.

2.	Comment: Please bold on the cover pages the two sentences that precede the cross reference to the discussion regarding the risks associated with leverage in the prospectuses.

Response: The cover pages have been revised accordingly.

3.

Comment: The first paragraph under Dividend Reinvestment Plan in the form of prospectus supplement (Common Shares) incorrectly lists State Street Bank and Trust Company (“State Street”) as the Fund’s dividend and paying agent. Please revise to replace State Street with the Fund’s dividend and paying agent ComputerShare Inc. and ComputerShare Trust Company N.A.

Response: The references have been revised accordingly.

4.

Comment: We refer you to comment 28 of our letter dated August 10, 2018 and note that there are still references to “effective leverage” in the Registration Statement. Please consider whether any additional clarity can be provided from a plain English standpoint.

Response: The current use of the term “effective leverage” in the Registration Statements relates to a feature of the VRRM-MFP Shares and the VRM-MFP Shares and, accordingly, it is only used in the prospectus supplements for the MFP Shares. This requirement of the MFP Shares to maintain an “Effective Leverage Ratio” is a defined term in the Statement Supplements that establish the specific terms for the MFP Shares and is a material feature of the MFP Shares. For these reasons, we respectively submit that the use of the term “Effective Leverage Ratio” and other related terms is appropriate and necessary in this context and no additional revisions are necessary.

5.

Comment: We refer you to comment 44 of our letter dated August 10, 2018 and note the inclusion of the disclosure stating that the Funds will consider the investments of underlying investment companies when determining compliance with

Elisabeth Bentzinger

Securities and Exchange Commission

their own concentration policy in the SAI. Please include similar language in the “Investment Restrictions” sections.

Response: The “Investment Restrictions” sections have been revised to add disclosure indicating that the Funds will consider the investments of underlying investment companies when determining compliance with their own concentration policy.

6.

Comment: We note your response to comment 49 of our letter dated August 10, 2018. Please consider whether the disclosure regarding the Sub-Adviser’s proxy voting policies and procedures can be expanded.

Response: The full proxy voting policies and procedures of Nuveen Asset Management, LLC, the Sub-Adviser, have been added as Appendix C to the SAI and a cross-reference to the Appendix has been added in the SAI under “Proxy Voting Policies.”

7.

Comment: We note your response to comment 47 of our letter dated August 10, 2018. In the first paragraph under “Segregation of Assets,” please also delete the word “current” from the third sentence and please revise the fourth and fifth sentences to clarify that only certain Fund obligations may be covered through offsetting transactions.

Response: The Registration Statements have been revised accordingly.

8.

Comment: We note that the share repurchase information provided in the prospectus under “Repurchase of Fund Shares; Conversion to Open-End Fund,” is provided as of October 31, 2017. Please consider providing this information as of a more recent date.

Response: The Registration Statements have been revised to include the share repurchase information as of April 30, 2018.

*    *    *

Elisabeth Bentzinger

Securities and Exchange Commission

If you have any additional questions, please do not hesitate to contact me at 212-839-5540 or my colleague, Jonathan Miller, at 212-839-5385.

Very truly yours,

/s/ Frank P. Bruno
Frank P. Bruno

cc:	J. Miller
E. Fess
M. Winget
G. Zimmerman